UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        WASTE SYSTEMS INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   Preferred Stock, par value $.001 per share
                   ------------------------------------------

                         (Title and Class of Securities)

                                    94106P209
                                    ---------
                                 (CUSIP Number)

                                  H. G. Baldwin
                               c/o Baldwin, L.P.
                             1206 Oyster Cove Drive
                           Grasonville, Maryland 21638
                                 (301) 499-3900

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 2, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 94106P209                                    Page 2 of 28 Pages




      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Baldwin, L.P.


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                   (b)  [X]

      3   SEC USE ONLY

      4   SOURCE OF FUNDS
                OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

      6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Maryland

NUMBER OF                7         SOLE VOTING POWER
SHARES                                  1,552,656 shares of common stock
BENEFICIALLY             8         SHARED VOTING POWER
OWNED BY                                0
EACH                     9         SOLE DISPOSITIVE POWER
REPORTING                               1,552,656  shares of common stock
PERSON                   10        SHARED DISPOSITIVE POWER
WITH                                    0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,552,656 shares of common stock.

      12  CHECK BOX IF THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES     (See Instructions)        [X]*

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.3 %

      14  TYPE OF REPORTING PERSON
               PN
*The Partnership disclaims the shares of Common Stock and Preferred Stock beneficially owned by Kimberly Robb, Kelly Baldwin, Kevin Baldwin and Kendall Baldwin, respectively.

                                  SCHEDULE 13D

CUSIP No. 94106P209                                    Page 3 of 28  Pages



      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Kelly Baldwin

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                             (b) [X]

      3   SEC USE ONLY

      4   SOURCE OF FUNDS
                 OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

      6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

NUMBER OF                7    SOLE VOTING POWER
SHARES                             704,996 shares of common stock
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0
EACH                     9    SOLE DISPOSITIVE POWER
REPORTING                          704,996  shares of common stock
PERSON                   10   SHARED DISPOSITIVE POWER
WITH                               0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               704,996 shares of common stock

      12  CHECK BOX IF THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES     (See Instructions)        [X]*

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9 %

      14   TYPE OF REPORTING PERSON
               IN
* Kelly Baldwin disclaims the shares of Common Stock and Preferred Stock beneficially owned by Kimberly Robb, Baldwin, L. P., Kevin Baldwin and Kendall Baldwin, respectively.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 4 of 28  Pages


      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Kimberly Robb

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                         (b)  [X]

      3   SEC USE ONLY

      4   SOURCE OF FUNDS
                      OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

      6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF                7    SOLE VOTING POWER
SHARES                             704,996 shares of common stock
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0
EACH                     9    SOLE DISPOSITIVE POWER
REPORTING                          704,996  shares of common stock
PERSON                   10   SHARED DISPOSITIVE POWER
WITH                               0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               704,996 shares of common stock.

      12  CHECK BOX IF THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES     (See Instructions)        [X]*

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.9 %

      14  TYPE OF REPORTING PERSON
                    IN

*Kimberly Robb disclaims the shares of Common Stock and Preferred Stock beneficially owned by Baldwin, L.P., Kelly Baldwin, Kevin Baldwin and Kendall Baldwin, respectively.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 5 of 28  Pages


      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Kevin Baldwin


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                               (b)  [X]

      3   SEC USE ONLY

      4   SOURCE OF FUNDS
                    OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

NUMBER OF                7    SOLE VOTING POWER
SHARES                             663,763 shares of common stock
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0
EACH                     9    SOLE DISPOSITIVE POWER
REPORTING                          663,763 shares of common stock
PERSON                   10   SHARED DISPOSITIVE POWER
WITH                               0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               663,763 shares of common stock.

      12  CHECK BOX IF THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES     (See Instructions)                  [X]*

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7 %

      14   TYPE OF REPORTING PERSON
               IN
*Kevin Baldwin disclaims the shares of Common Stock and Preferred Stock beneficially owned by Kimberly Robb, Kelly Baldwin, Baldwin, L. P. and Kendall Baldwin, respectively.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 6 of 28 Pages


      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Kendall Baldwin


      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                             (b)  [X]

      3   SEC USE ONLY

      4   SOURCE OF FUNDS
               OO

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

      6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF                7    SOLE VOTING POWER
SHARES                             663,763 shares of common stock
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                           0
EACH                     9    SOLE DISPOSITIVE POWER
REPORTING                          663,763 shares of common stock
PERSON                   10   SHARED DISPOSITIVE POWER
WITH                               0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               663,763 shares of common stock.

      12  CHECK BOX IF THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES     (See Instructions)        [X]*

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.7 %

      14  TYPE OF REPORTING PERSON
               IN
*Kendall Baldwin disclaims the shares of Common Stock and Preferred Stock beneficially owned by Kimberly Robb, Kelly Baldwin, Kevin Baldwin and Baldwin,
L. P., respectively.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 7 of 28 Pages



Item 1.Security and Issuer.
       --------------------

       This statement relates to shares of common stock, par value $.01 per share (the "Common Stock") and Series C Preferred Stock (convertible into Common Stock), par value $.001 per share (the "Preferred Stock") of Waste Systems International, Inc. (the "Issuer"). The principle executive offices of the Issuer are located at: Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02173.

Item 2. Identity and Background
        -----------------------

        This statement is being filed jointly by Baldwin, L.P., a Maryland limited partnership (the "Partnership"), Kimberly Robb, Kelly Baldwin, Kevin Baldwin and Kendall Baldwin.

       (a) The principle executive offices of the Partnership are located at 1206 Oyster Cove Drive, Grasonville, Maryland 21638. Horace G. Baldwin is the general partner of the Partnership. The principal business of the Partnership is miscellaneous investments.

       (b) Ms. Robb, Ms. Baldwin, Mr. H. G. Baldwin, Mr. Kevin Baldwin and Mr. Kendall Baldwin are all citizens of the United States and all conduct business at Eastern Trans-Waste of Maryland, Inc., with principal executive officers at:
1402 Ritchie Marlboro Road, Capital Heights, Maryland 20743. Each of Ms. Robb, Ms. Baldwin, Mr. H. G. Baldwin, Mr. Kevin Baldwin and Mr. Kendall Baldwin is in the principal business of waste management/recycling.

       During the past five years, none of the foregoing parties has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

       The Partnership received 142,106 shares of Common Stock and 800 shares of Preferred Stock (convertible into 1,410,550 shares of Common Stock) in connection with a merger agreement (the "Merger Agreement") between the Issuer, WSI Acquisition Co., Eastern Trans-Waste of Maryland, Inc. ("ETW"), and Ms. Robb, Ms. Baldwin and Messrs. Kevin Baldwin and Kendall Baldwin (collectively, the "Shareholders"), pursuant to which ETW merged with and into WSI Acquisition Co., a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Merger, the Shareholders received an aggregate of 2,678,620 shares of Common Stock and 894 shares of Series C Preferred Stock (convertible into 1,576,292 shares of Common Stock) of the Issuer. Subsequent to the Merger, the Shareholders transferred by gift the aggregate amount of 142,106 shares of Common Stock and 800 shares of Preferred Stock to the Partnership.

                                  SCHEDULE 13D

CUSIP No. 94106P209                        Page 8 of 28  Pages



The  shares of  Preferred  Stock  cannot be  converted  into   shares  of Common
Stock until the shareholders of the Issuer approve such conversion.

Item 4. Purpose of Transaction.
        -----------------------

       In connection with the Merger, each of Kimberly Robb and Kelly Baldwin received 646,811 shares of Common Stock and 33 shares of Preferred Stock (convertible into 58,185 shares of Common Stock) and each of Kevin Baldwin and Kendall Baldwin received 621,446 shares of Common Stock and 24 shares of Preferred Stock (convertible into 42,317 shares of Common Stock). Subsequent to the Merger, the Shareholders transferred by gift to the Partnership 142,106 shares of Common Stock and 800 shares of Preferred Stock (convertible into 1,410,550 shares of Common Stock). The shares of Preferred Stock are not convertible into shares of Common Stock until the shareholders of the Issuer approve such conversion.

       None of the Partnership, its general partner, Ms. Robb, Ms. Baldwin, Mr. Kevin Baldwin nor Mr. Kendall Baldwin has any plan or proposal that relates to or would result in:

       (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

       (b)  An   extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board of directors;

       (e) Any material change in the Issuer's present capitalization or dividend policy;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP No. 94106P209                        Page 9 of 28  Pages


       The Filing Persons and their directors and executive officers reserve the right to adopt such plans and proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

       (a) The Partnership beneficially owns 142,106 shares of Common Stock and 800 shares of Preferred Stock (convertible into 1,410,550 shares of Common Stock) or 10.3% of the outstanding shares of Common Stock of the Issuer. Ms. Kimberly Robb beneficially owns 646,811 shares of Common Stock and 33 shares of Preferred Stock (convertible into 58,185 shares of Common Stock) or 4.9% of the outstanding shares of Common Stock of the Issuer. Ms. Kelly Baldwin beneficially owns 646,811 shares of Common Stock and 33 shares of Preferred Stock (convertible into 58,185 shares of Common Stock) or 4.9% of the outstanding shares of Common Stock of the Issuer. Mr. Kevin Baldwin beneficially owns 621,446 shares of Common Stock and 24 shares of Preferred Stock (convertible into 42,317 shares of Common Stock) or 4.7% of the outstanding shares of Common Stock of the Issuer. Mr. Kendall Baldwin beneficially owns 621,446 shares of Common Stock and 24 shares of Preferred Stock (convertible into 42,317 shares of Common Stock) or 4.7% of the outstanding shares of Common Stock of the Issuer.

       (b) The Partnership has sole power to vote and the sole power to dispose of or direct the disposition of the shares of Common Stock it beneficially owns. The Partnership does not share voting power or dispositive power of the shares of Common Stock. Each of Ms. Robb, Ms. Baldwin and Messrs. K. Baldwin has sole power to vote and the sole power to dispose of their respective beneficially owned shares of Common Stock. Ms. Robb, Ms. Baldwin and Messrs. K. Baldwin do not share voting power or dispositive power of their respective beneficially owned shares of Common Stock. The shares of Preferred Stock cannot be converted into shares of Common Stock until the shareholders of the Issuer approve such conversion.

       (c) Neither the Partnership nor Ms. Robb, Ms. Baldwin, Mr. Kevin Baldwin and Mr. Kendall Baldwin has effected a transaction in the Common Stock of the Issuer in the past 60 days other than as set forth in Item 3.

       (d) not applicable.

       (e) not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

       In connection with the Merger Agreement, the Issuer and the Shareholders, entered into a Registration Rights Agreement, dated July 2, 1999 (a copy of which is attached hereto as Exhibit B), whereby the Shareholders were granted certain piggy-back registration rights and bound by certain restrictions contained in the Registration Rights Agreement. Pursuant to the Registration

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 10 of 28 Pages


Rights Agreement and in accordance with a Consent executed by the Partnership, (a copy of which is attached hereto as Exhibit C), for the purposes of the Registration Rights Agreement, the Partnership shall be deemed a shareholder of the Issuer and shall be bound to certain restrictions contained in the Registration Rights Agreement.


Item 7. Materials to be filed as Exhibits.
        ----------------------------------

        Exhibit A: Joint Filing Agreement.
        Exhibit B: Registration Rights Agreement dated as of July 2, 1999 by and between Waste Systems International, Inc. and each of Kevin Baldwin, Kendall Baldwin, Kelly Baldwin and Kimberly Robb.
        Exhibit C: Consent of Baldwin, L. P. dated July 2, 1999

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 11 of 28 Pages


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BALDWIN, L.P.

July 12, 1999                           /s/ Horace G. Baldwin
---------------                         -----------------------------------
Date                                    Horace G. Baldwin, General Partner

July 12, 1999                           /s/ Kimberly Robb
-------------                           -----------------------------------
Date                                    Kimberly Robb


July 12, 1999                           /s/ Kevin Baldwin
-------------                           -----------------------------------
Date                                    Kevin Baldwin


July 12, 1999                           /s/ Kelly Baldwin
-------------                           -----------------------------------
Date                                    Kelly Baldwin


July 12, 1999                           /s/ Kendall Baldwin
-------------                           -----------------------------------
Date                                    Kendall Baldwin

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 12 of 28  Pages




                                                                       Exhibit A

                             JOINT FILING AGREEMENT


       Baldwin, L.P. and each of Kimberly Robb, Kevin Baldwin, Kelly Baldwin and Kendall Baldwin (the "Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the Common Stock, $.01 par value per share, of Waste Systems International, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in
Schedule 13D and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13D or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. None of the Filing Persons makes any representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Person promptly if any of the information set forth in the Schedule 13D or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13D.

       IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of July, 1999.

                                    BALDWIN, L.P.


                                    By:/s/ Horace G. Baldwin
                                       -------------------------------
                                       Horace G. Baldwin
                                       General Partner

                                       /s/ Kimberly Robb
                                       -------------------------------
                                       Kimberly Robb

                                       /s/ Kevin Baldwin
                                       -------------------------------
                                       Kevin Baldwin

                                       /s/ Kelly Baldwin
                                       -------------------------------
                                       Kelly Baldwin

                                       /s/ Kendall Baldwin
                                       -------------------------------
                                       Kendall Baldwin

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 13 of 28 Pages


                                                                       Exhibit B

           REGISTRATION RIGHTS AGREEMENT (this "Agreement") dated as of July 2, 1999 by and between Waste Systems International, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and each of Kevin Baldwin, Kendall Baldwin, Kelly Baldwin and Kimberly Robb and their respective permitted transferees and assigns (collectively, the "Shareholders" and individually a "Shareholder"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (defined below).

                              W I T N E S S E T H :

           WHEREAS, concurrently herewith, the Company, WSI Acquisition Co., a Delaware corporation and a wholly-owned indirect subsidiary of the Company, Eastern Trans-Waste of Maryland, Inc., a Maryland corporation, and each of the Shareholders is entering into an Agreement and Plan of Merger, dated as of July 2, 1999 (the "Merger Agreement"); and

           WHEREAS, the execution and delivery of this Agreement is a condition to entering into the Merger Agreement;

           NOW THEREFORE, in consideration of the mutual covenants and agreements and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


                                    ARTICLE I
                     REGISTRATION OF PURCHASER COMMON STOCK
                     --------------------------------------

           1.1 Purchaser shall prepare and file with the SEC two registration statements on Form S-3, as follows: (i) the first registration statement (the "Initial Registration Statement"), to be filed within 30 days after the Closing Date, to register for resale by the Shareholders the Purchaser Common Stock, and
(ii) the second registration statement (the "Second Registration Statement"; and the Initial Registration Statement together with the Second Registration Statement, the "Registration Statements") within 30 days following the date (the "Conversion Date") on which the Purchaser Preferred Stock converts into shares of Common Stock of the Company, to register for resale by the Shareholders such shares of Common Stock issued upon conversion of the Purchaser Preferred Stock. Purchaser shall use its best efforts to cause the Registration Statements to become effective within 180 days following the Closing Date and shall keep the Registration Statements effective for at least three years from the respective dates of effectiveness of such Registration Statements.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 14 of 28 Pages

           1.2 If Purchaser has not caused the Registration Statements to become effective within 180 days after the Closing Date, each Shareholder shall be entitled to redeem (i) the shares of Purchaser Preferred Stock held by such Shareholder, in whole or in part, for immediately available funds in an amount equal to (1) the Liquidation Preference per share of Purchaser Preferred Stock redeemed plus (2) interest accrued thereon at a rate of 8% per annum from the Closing Date through the date of redemption and (ii) the shares of Purchaser Common Stock held by such Shareholder, in whole or in part, for immediately available funds in an amount equal to (1) the Exchange Price per share of Purchaser Common Stock redeemed plus (2) interest accrued thereon at a rate of 8% per annum from the Closing Date through the date of redemption.


                                   ARTICLE II
                             PIGGYBACK REGISTRATIONS

           2.1 RIGHT TO PIGGYBACK. Whenever the Company proposes to register any of its equity securities under the Securities Act (other than for use in a Rule 145 transaction or for registrations for employee plans) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company will give notice to the Shareholders of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received a written request from any Shareholder for inclusion therein within fifteen (15) days after the receipt of the Company's notice, subject to the provisions of Section 2.2 and 2.3 hereof. Such requests for inclusion shall specify the number of Registrable Securities intended to be disposed of by such Shareholder and the intended method of distribution thereof.

           2.2 PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include in such registration (i) first, the securities the Company proposes to sell, (ii) second, that number of the Registrable Securities and other shares of Common Stock proposed to be included in such registration, pro rata among the respective holders thereof based upon the total number of shares which such holders proposed to include in such registration.

           2.3 PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary registration on behalf of holders (other than the Shareholders) of the Company's securities, and the managing underwriters advise the Company that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 15 of 28 Pages

offering, the Company will include in such registration only so many of the Registrable Securities requested to be included in such registration by one or more Shareholders that the managing underwriters deem advisable, pro rata among the respective Shareholders thereof based upon the total number of shares which such Shareholders proposed to include in such registration.

                                   ARTICLE III
                               HOLDBACK AGREEMENTS

           3.1 HOLDBACK OBLIGATIONS. The Shareholders agree not to effect any public sale or distribution of equity securities of the Company during the seven
(7) days prior to, and the 90-day period beginning on, the effective date of any underwritten registration in which they are participating (except as part of such underwritten registration) that relates to Registrable Securities, unless
(i) the managing underwriters of the registered public offering otherwise agree or (ii) the officers, directors and 5% stockholders of the Company shall not be similarly restricted.


                                   ARTICLE IV
                                LOCK-UP AGREEMENT

           4.1 Purchaser and each Shareholder agrees that (x) until December 31, 1999, no Shareholder shall sell any shares of Purchaser Common Stock; provided, however, that (i) the Shareholders may collectively sell up to 20% of their shares of Purchaser Common Stock through exercise of their rights set forth in
Article II hereof and (ii) each Shareholder may make unlimited gifts of his or her shares of Purchaser Common Stock (including, without limitation, transfers to trusts for estate planning purposes or other vehicles including partnership and escrow agreements) provided that any donee agrees to be bound by the terms of the foregoing restrictions, (y) during the period from January 1, 2000 through June 30, 2000, the Shareholders may collectively sell up to 20% of their shares of Purchaser Common Stock (less the number of shares of Purchaser Common Stock sold by the Shareholders pursuant to clause (i) of this Section 4.1) and may make unlimited gifts of their shares of Purchaser Common Stock (including, without limitation, transfers to trusts for estate planning purposes or other vehicles including partnership and escrow agreements) provided that any donee agrees to be bound by the terms of the foregoing restrictions, and (z) after June 30, 2000, no restrictions on sales of shares of Purchaser Common Stock by the Shareholders shall apply. Any donee as described in clause (ii) or clause
(y) of this Section 4.1 shall be deemed a Shareholder for purposes of this Agreement and a party hereto.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 16 of 28 Pages

                                    ARTICLE V
                             REGISTRATION PROCEDURES

           5.1 With respect to the Initial and Second Registration Statements and whenever the Company has determined to effect a registration of its shares and one or more Shareholders have exercised their Piggyback Registration rights as herein provided, the Company will use reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as possible, and pursuant thereto the Company will as expeditiously as reasonably possible:

           (a) prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use all reasonable efforts to cause such Registration Statement to become and remain effective until the completion of the distribution contemplated thereby; provided, that as promptly as practicable before filing a Registration Statement or Prospectus or any amendments or supplements thereto, the Company will (i) furnish to counsel selected by the holders of Registrable Securities, without charge, copies of all such documents proposed to be filed, and (ii) notify each holder of Registrable Securities covered by such Registration Statement of (x) any request by the Commission to amend such Registration Statement or amend or supplement any Prospectus, or (y) any stop order issued or threatened by the Commission, and take all reasonable actions required to prevent the entry of such stop order or to promptly remove it if entered;

           (b) (i) prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement, and (ii) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

           (c) furnish to each seller of Registrable Securities, without charge, such number of conformed copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus and, in each case including all exhibits) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

           (d) use all reasonable efforts (if the offering is underwritten) to furnish to each seller of Registrable Securities, without charge, a signed copy, addressed to such seller (and the underwriters, if necessary), of an opinion of

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 17 of 28 Pages


counsel for the Company or special counsel to the holders of the Registrable Securities covered by such Registration Statement, dated the effective date of such Registration Statement (and, if such Registration Statement includes an underwritten public offering, dated the date of the closing under the underwriting agreement), covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) as are customarily covered in opinions of issuer's counsel delivered to the underwriters in underwritten public offerings, and such other legal matters as the seller (or the underwriters, if any) may reasonably request;

           (e) notify the Shareholders, at a time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event known to the Company as a result of which the Prospectus included in such Registration Statement, as then in effect, contains an untrue statement of a material fact or omits to state any fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, at the request of any such Shareholder, the Company will prepare and furnish such Shareholder, without charge, a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

           (f) cause all Registrable Securities to be listed on each securities exchange and quotation system on which similar securities issued by the Company are then listed;

           (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of the applicable Registration Statement;

           (h) make available for inspection by the Shareholders, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Shareholder or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such Shareholder, underwriter, attorney, accountant or agent in connection with such Registration Statement to enable them to conduct a reasonable investigation within the meaning of the Securities Act;

           (i) use reasonable efforts to (i) register and qualify the Registrable Securities covered by such Registration Statement under such securities or blue sky laws of such jurisdictions as the Shareholders representing a majority of the Registrable Securities then outstanding

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 18 of 28 Pages

reasonably request, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof at all times until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement ("Registration Period"), (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto (1) to qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 5.1(i), (2) to subject itself to general taxation in any such jurisdiction, (3) to file a general consent to service of process in any such jurisdiction, (4) to provide any undertakings that cause more than nominal expense or burden to the Company or (5) to make any change in its charter or by-laws, which in each case the Board of Directors of the Company determines to be contrary to the best interests of the Company and its stockholders;

           (j) subject to other provisions hereof, use all reasonable efforts to cause such Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities or self-regulatory organizations as may be necessary to enable the Shareholders to consummate the disposition of such Registrable Securities; and

           (k) promptly notify the Shareholders of the issuance of any stop order by the Commission or the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or "blue sky" laws, and use every reasonable effort to obtain the lifting at the earliest possible time of any stop order suspending the effectiveness of any Registration Statement or of any order preventing or suspending the use of any preliminary Prospectus.


                                   ARTICLE VI
                              REGISTRATION EXPENSES

           6.1 REGISTRATION EXPENSES. All registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including the fees and expenses of counsel in connection with blue sky qualifications of the Registrable Securities), printing expenses, listing fees for securities to be registered on a national securities exchange or the Nasdaq Stock Market and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne by the Company.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 19 of 28 Pages


           6.2 SHAREHOLDERS' EXPENSES. The Company shall have no obligation to pay any underwriting discounts or commissions attributable to the sale of Registrable Securities, which expenses will be borne by all sellers of securities (including the Shareholders) included in such registration in proportion to the aggregate selling price of the securities to be so registered.


                                   ARTICLE VII
                                 INDEMNIFICATION

           7.1 COMPANY'S INDEMNIFICATION OBLIGATIONS. The Company agrees to indemnify and hold harmless each of the Shareholders (collectively, the "Holder Indemnitees"), as follows:

                (i) against any and all loss, liability, claim, damage or expense arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or in any preliminary Prospectus or Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                (ii) against any and all loss, liability, claim, damage and expense to the extent of the aggregate amount paid in settlement of any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim based upon any such untrue statement or omission or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

                (iii)against any and all expense incurred by them in connection with investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim based upon any such untrue statement or omission or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or (ii) above;

provided, that this indemnity does not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 20 of 28 Pages

conformity with information furnished to the Company by or on behalf of the Shareholders expressly for use in the preparation of any Registration Statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or of any preliminary Prospectus or Prospectus (or any amendment or supplement thereto); and provided further, that the Company will not be liable to any holder under the indemnity agreement in this Section 7.1, with respect to any preliminary Prospectus or the final Prospectus or the final Prospectus as amended or supplemented, as the case may be, to the extent that any such loss, liability, claim, damage or expense of such holder results from the fact that such holder sold Registrable Securities to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final Prospectus or of the final Prospectus as then amended or supplemented, whichever is most recent, if the Company has previously and timely furnished copies thereof to such holder.

           7.2 HOLDER'S INDEMNIFICATION OBLIGATIONS In connection with any Registration Statement in which any Shareholder is participating, each such Shareholder agrees to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7.1 of this Agreement) the Company and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, any preliminary, final or summary Prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made about such holder in reliance upon and in conformity with information furnished to the Company by or on behalf of such holder.

           7.3 NOTICES; DEFENSE; SETTLEMENT. Promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding involving a claim referred to in Section 7.1 or Section 7.2 of this Agreement, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Section 7.1 or Section 7.2 of this Agreement except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. Unless (i) legal counsel for the indemnifying party notifies the indemnified party that there are or may be legal defenses available to the indemnified party or to other indemnified parties which are different from or additional to those available to the indemnifying party, which, if the indemnified party and the indemnifying

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 21 of 28 Pages

party were to be represented by the same counsel, would constitute a conflict of interest of such counsel or prejudice prosecution of the defenses available to such indemnified party, or (ii) the indemnifying party shall assume the defense of a claim and fail to diligently prosecute such defense, then in each such case the indemnified party, by notice to the indemnifying party, may employ its own counsel and control the defense of the claim and the indemnifying party shall be liable for the reasonable fees, charges and disbursements of one firm of counsel employed by the indemnified party; and the indemnified party shall be promptly reimbursed or any such fees, charges and disbursements, as and when incurred. The indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not such indemnified party or any Person who controls such indemnified party is a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability arising out of such claim, action, suit or proceeding. Notwithstanding anything to the contrary set forth herein, and without limiting any of the rights set forth above, in any event any party will have the right to retain, at its own expense, counsel with respect to the defense of a claim.

           7.4 INDEMNITY PROVISION. Each of the Company and the Shareholders shall provide for the foregoing indemnity (with appropriate modifications) in any underwriting agreement with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority other than the Securities Act.

           7.5 PAYMENTS The indemnification required by this Article VII shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.


                                  ARTICLE VIII
                   PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

           8.1 No Person may participate in any underwritten registration hereunder unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, escrow agreements and other documents required under the terms of such underwriting arrangements and consistent with the provisions of this Agreement.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 22 of 28 Pages

                                   ARTICLE IX
                                   DEFINITIONS

           9.1 TERMS. As used in this Agreement, the following defined terms shall have the meanings set forth below:

           "BUSINESS DAY" means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

           "COMMISSION" means the U.S. Securities and Exchange Commission.

           "COMMON STOCK" means the Common Stock of the Company, par value $.01 per share.

           "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute then in effect, and any reference to a particular section thereof shall include a reference to the equivalent section, if any, of any such similar Federal statute, and the rules and regulations thereunder.

           "PERSON" means any individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

           "PROSPECTUS" means the Prospectus included in any Registration Statement (including without limitation, a Prospectus that disclosed information previously omitted from a Prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any Prospectus supplement, with respect to the terms of the offering of any portion of the securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

           "REGISTRABLE SECURITIES" means any shares of Common Stock, including Purchaser Common Stock, held by the Shareholders. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been (x) effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or (y) transferred pursuant to Rule 144 (or any similar rule then in force) under the Securities Act or otherwise transferred and, in each case, new certificates for them not bearing a restrictive Securities Act legend have been delivered by the Company and can be sold without complying with the registration requirements of the Securities Act.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 23 of 28 Pages

           "REGISTRATION  STATEMENT"  means any  Registration  Statement  of the
Company  which  covers  any  of  the  Registrable  Securities  pursuant  to  the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

           "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar Federal statute then in effect, and any reference to a particular section thereof shall include a reference to a comparable section, if any, of any such similar Federal statute, and the rules and regulations thereunder.

           9.2 DEFINED TERMS IN CORRESPONDING SECTIONS. The following defined terms, when used in this Agreement, shall have the meaning ascribed to them in the corresponding Sections of this Agreement listed below:

      "AGREEMENT"                              --   Preamble
       ---------
      "COMPANY"                                --   Preamble
       -------
      "HOLDER INDEMNITEES"                     --   Section 7.1
       ------------------
      "SHAREHOLDERS"                           --   Preamble
       ------------
      "PIGGYBACK REGISTRATION"                 --   Section 2.1
       ----------------------
      "REGISTRATION EXPENSES"                  --   Section 6.1
       ---------------------


                                    ARTICLE X
                                  MISCELLANEOUS

           10.1 REMEDIES. In the event of a breach by any party to this Agreement of its obligations under this Agreement, any party injured by such breach, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

           10.2 AMENDMENTS AND WAIVERS. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement will be effective against the Company or any holder of Registrable Securities, unless such modification, amendment or waiver is approved in writing by the Company and the Shareholders representing a majority of the Registrable Securities then outstanding. The failure of any party to enforce any of the provisions of this

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 24 of 28 Pages

Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

           10.3 SUCCESSORS AND ASSIGNS. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

           10.4 NOTICES. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed by pre-paid registered or certified mail, return receipt requested or mailed by overnight courier prepaid to the parties at the following addresses or facsimile numbers:

           (a)   If to the Company, to:

                      Waste Systems International, Inc.
                      420 Bedford Street, Suite 300
                      Lexington, MA  02420
                      Facsimile No.:  (781) 862-2929
                      Attn:  Arthur L. Streeter II, Esq.

                 with a copy to:

                      Morgan, Lewis & Bockius LLP
                      101 Park Avenue
                      New York, New York  10178
                      Facsimile No.: (212) 309-6273
                      Attn.:  Nancy H. Corbett, Esq.

           (b) If to the Shareholders, to:

                      Kendall Baldwin
                      412 Deale Road
                      Tracy's Landing, Maryland 20779

                      Kevin Baldwin
                      1717 Fallowfield Court
                      Crofton, Maryland 21114

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 25 of 28 Pages

                      Kelly Baldwin
                      2123 Colonel Way
                      Odenton, Maryland 21113

                      Kimberly Robb
                      6714 Duck Lane
                      Tracy's Landing, Maryland 20779

                 with a copy to:

                      Cooper and Associates, P.C.
                      1050 17th St., N.W.
                      Suite 400
                      Washington, D.C. 20036
                      Facsimile No.: (202) 293-5855
                      Attn.:  A. J. Cooper, Esq.

           (c) If to any other holder, to:

                      The last address (or facsimile number) for such Person set forth in the records of the Company.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 8.4, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 8.4, be deemed given upon receipt of confirmation,
(iii) if delivered by mail in the manner described above to the address as provided in this Section 8.4, be deemed given on the earlier of the third full Business Day following the day of mailing or upon receipt, and (iv) if delivered by overnight courier to the address provided in this Section 8.4, be deemed given on the earlier of the first Business Day following the date sent by such overnight courier or upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

           10.5 INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 26 of 28 Pages

or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

           10.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

           10.7 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.


                                   ARTICLE XI
                               RULE 144 REPORTING

           11.1 The Company hereby agrees as follows:

           (a) The Company shall use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act at all times.

           (b) The Company shall use its best efforts to file with the Commission in a timely manner all reports and other documents as the Commission may prescribe under Section 13(a) or 15(d) of the Exchange Act at any time after the Company has become subject to such reporting requirements of the Exchange Act.

           (c) The Company shall furnish, without charge, to each holder of Registrable Securities forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents so filed as a holder may reasonably request to avail itself of any rule or regulation of the Commission allowing a holder of Registrable Securities to sell any such securities without registration.

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 27 of 28 Pages


           IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                               COMPANY:

                               WASTE SYSTEMS INTERNATIONAL, INC.


                               By:/s/ Robert Rivkin
                                  -------------------
                                  Name:
                                  Title:


                               SHAREHOLDERS:
                               ------------


                               /s/ Kevin Baldwin
                               ---------------------
                               Kevin Baldwin


                               /s/ Kendall Baldwin
                               ---------------------
                               Kendall Baldwin


                               /s/ Kelly Baldwin
                               ---------------------
                               Kelly Baldwin


                               /s/ Kimberly Robb
                               ---------------------
                               Kimberly Robb

                                  SCHEDULE 13D

CUSIP No. 94106P209                               Page 28 of 28  Pages


                                                                       Exhibit C


                                     CONSENT
                                       OF
                                  BALDWIN, L.P.


      This Consent is made by H.G. Baldwin, as general partner, on behalf of Baldwin, L.P., a limited partnership organized in accordance with the Maryland Uniform Limited Partnership Act, pursuant to the Registration Rights Agreement dated as of July 2, 1999 ("Registration Rights Agreement"), by and among Waste Systems International, Inc., a Delaware corporation, and each of Kevin Baldwin, Kendall Baldwin, Kelly Baldwin and Kimberly Robb and their respective permitted transferees and assigns as set forth in the Registration Rights Agreement (each a "Shareholder"). All capitalized terms not defined herein shall have the meanings set forth in the Registration Rights Agreement.

      In accordance with Article IV, Section 4.1 of the Registration Rights Agreement, Baldwin, L.P., as a donee of One Hundred Forty Two Thousand One Hundred Six (142,106) shares of Purchaser Common Stock and Eight Hundred (800) shares of Purchaser Preferred Stock from each Shareholder and a permitted transferee under the Registration Rights Agreement, hereby agrees, that for the purposes of Section 4.1 of the Registration Rights Agreement, Baldwin, L.P. shall be deemed a "Shareholder" subject to the restrictions of clauses (x), (y) and (z) of such Section 4.1, and otherwise agrees to be bound by the terms of the restrictions contained in Section 4.1 of the Registration Rights Agreement.

      IN WITNESS WHEREOF, the undersigned general partner of Baldwin, L.P. has signed this Consent as of the 2nd day of July, 1999.


BALDWIN, L.P.


By:/s/ H. G. Baldwin
   -----------------
   H.G. Baldwin, General Partner